Notice to the Oslo Stock Exchange





P.O.Box 423 Skøyen, N-0213 Oslo, Norv
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



05007344

Ref.:
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 5 April 2005

ORK – Trade subject to notification

On 4 April 2005, in connection with its option programme, Orkla exercised 3,333 options, at a strike price of NOK 135.

After exercise of options, Orkla's holding of Orkla shares is 6,309,379. A total of 1,723,777 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 4 April 2005

ORK – Trade subject to notification - Uhre

On 1 April 2005, in connection with its option programme, Orkla exercised 5,333 options, at a strike price of NOK 132.

The transaction concern primary insider Portfolio Manager Ola Uhre, Orkla ASA. He bought 566 shares net, as he, at the same time, sold 4.767 shares at a price of NOK 230.89. Uhre and close relative's new total holding is 6,000 shares and 28,333 options and 5,000 syntetic options in Orkla ASA.

After exercise of options, Orkla's holding of Orkla shares is 6,312,712. A total of 1,727,110 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

"Exemption No. 82-3998"

Notice to Oslo Børs



ORKLA

P. O. Box 423 Skøyen, N-0213 Oslo
Tel.: +47 22 54 40 00
Fax: +47 22 54 44 90
www.orkla.no

Ref.:
Rune Helland, Vice President, Investor Relations, Tel: + 47 977 13 250
Ole Kristian Lunde, SVP Corporate Communications, Tel: + 47 909 43 135

Date: 23 March 2005

Mandatory offer from Orkla to acquire all shares in Elkem – preliminary result

The acceptance period for Orkla ASA's ("Orkla") mandatory offer to acquire all shares in Elkem ASA ("Elkem") expired on 22 March 2005 at 16:00 hrs. In aggregate, acceptances for 23,323,785 shares have been registered. Including the received acceptances, Orkla will have a total holding of 47,978,820 shares in Elkem, equalling approximately 97.36 % of the shares and votes in the company.

The acceptance period for Orkla's mandatory offer to acquire all shares in Elkem expired on 22 March 2005 at 16:00 hrs. In aggregate, acceptances for 23,323,785 shares have been registered, equalling approximately 47.33 % of the shares and votes in Elkem. In addition to the cash consideration of NOK 235 per share, 23,080,967 of the shares have been accepted with an additional consideration per share consisting of NOK 1 in cash, 186,446 shares have been accepted with an additional consideration per share consisting of a conditional right to receive an additional consideration, and 56,372 shares have been accepted with an additional consideration consisting of a combination of the preceding two alternatives in the ratio 30:70.

Including the received acceptances, Orkla will have a total holding of 47,978,820 shares in Elkem, equalling approximately 97.36 % of the shares and votes in the company. It should be noted that the number of shares for which acceptances has been registered might change slightly due to possible corrections.

As a consequence of Orkla becoming owner of more than 90 % of the shares and votes in Elkem following the offer, Orkla intends to initiate an acquisition of the remaining shares in Elkem and a delisting of the company.

Information for U.S. holders of Elkem Shares

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer described in this press release may only be made pursuant to the terms of the Offer Document dated 7 February 2005 and the accompanying documents. The Offer is made for the securities of Elkem, a company incorporated under the laws of Norway, and will be made in the U.S. to all Elkem Shareholders pursuant the Offer Document and the Acceptance Form that accompany the Offer Document. These materials have been mailed to US holders of record in accordance with applicable law. Holders of Elkem Shares may also request copies of these documents from Enskilda Securities ASA, the receiving agent for the Offer. Holders of Elkem Shares should read carefully the Offer Document and other related documents when they become available because they contain important information about the Offer. The Offer is subject to the disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the offer document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for U.S. shareholders to enforce their rights and any claim that they may have arising under the U.S. federal securities laws, since the Offeror is not resident in the United States. U.S. shareholders may not be able to sue a Norwegian company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to enforce a U.S. court's judgment against a non-U.S. offeror.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 6 April 2005

ORK – Trade subject to notification

On 5 April 2005, in connection with its option programme, 3,333 options were exercised in Orkla shares, at a strike price of NOK 135.

After exercise of options, Orkla's holding of Orkla shares is 6,306,046. A total of 1,720,444 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 7 April 2005

ORK – Trade subject to notification

On 6 April 2005, in connection with its option programme, 3,333 options were exercised in Orkla shares, at a strike price of NOK 141.

After exercise of options, Orkla's holding of Orkla shares is 6,302,713. A total of 1,717,111 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.